Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Annual Report of Landa App 2 LLC on Form 1-K of our report dated April 27, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the combined financial statements of Landa App 2 LLC in total and for each series of the Landa App 2 Series Group (“Series”) (collectively the “Company”) as of December 31, 2021 and for the period June 15, 2021 (inception) to December 31, 2021, which report is included in this Annual Report on Form 1-K of Landa App 2 LLC for the period ended December 31, 2021.

/s/ Marcum llp

Marcum llp

New York, NY

April 27, 2022